August 27, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Quest Software, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
File No. 000-26937

Dear Ms. Collins:

We respectfully submit this letter in response to the letter dated August 13, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Douglas F. Garn, Chief Executive Officer of Quest Software, Inc., a Delaware corporation (the “Company” or “Quest”), relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”).

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments set forth in the Comment Letter, which we have incorporated into this response letter in italics for your convenience.

RESPONSE TO THE COMMENT LETTER

Form 10-K for Fiscal Year Ended December 31, 2008

Item 10. Directors, Officers and Corporate Governance, page 56 (Incorporated by Reference from Definitive Proxy Statement Filed April 30, 2009)

Directors, page 6

1.	We note your response to prior comment 8, and are unable to concur with your conclusion that an amended Form 10-K is unnecessary. As soon as practicable, please file an amended Item 10 that, among other required information, includes the appropriate Item 401(f) disclosure concerning Mr. Smith.

On August 27, 2009, we filed an amended Form 10-K that includes under Item 10 the appropriate Regulation S-K Item 401(f) disclosure concerning Mr. Smith.

Item 11. Executive Compensation, page 56 (Incorporated by Reference from Definitive Proxy Statement Filed April 30, 2009)

Executive Compensation and Related Information, page 13

Compensation Discussion and Analysis, page 13

Performance-Based Variable Compensation, page 16

2.	We note your responses to prior comments 9, 10 and 13. In your response letter, please include a representation that in future filings you will include additional disclosure consistent with your responses, if applicable.

The Company advises the Staff that in future filings, we will include additional disclosure consistent with our responses to prior comments 9, 10 and 13, if applicable.

* * * * * * * *

As directed in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to David P. Cramer, the Company’s Vice President, General Counsel and Secretary, at (949) 754-8023 or by facsimile at (949) 754-8799.

Sincerely,

Quest Software, Inc.

By:	/s/ David P. Cramer
David P. Cramer
Vice President, General Counsel and Secretary

Cc:	Evan Jacobson, Staff Attorney
Mark Shuman, Branch Chief-Legal
Kari Jin, Staff Accountant
Barbara Jacobs, Assistant Director